Nevada Health Scan, Inc.

16459 Pauhaska Place

Apple Valley, California   92307

February  2, 2011

Jennifer Gowetski

Senior Counsel

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Nevada Health Scan, Inc.

Form 10-12G

Dear Ms. Gowetski:

In response to your letter dated January 20, 2011, we reply below using your comment numbers.

1.

We are filing herewith our amended Form 10.

2.

The error in dates was corrected on page 2.

3.

The requested revision regarding our officers’ relationship to AP is on page 2.

4.

The requested revision regarding Mr. Konstantine’s commitment to fund the Company is found on page 3 and throughout the document.

5.

The requested risk factor is number 21 and is found on page 12.

6.

The requested revision regarding our officers’ lack of experience in mergers has been made to Risk Factor # 7 on page 7.

7.

We have expanded Risk Factor # 8 on page 7 to note that our limited financing may also have the effect of limiting potential business combination targets to those where the expense of a combination, to the Company and therefore to Mr. Konstantine, will be a consideration. However, we do not believe that the failure to complete one transaction will result in an inability to pursue others. Indeed, the fact that we may limit ourselves to business targets where the expense of a combination will be a consideration from the start means that we believe we will have adequate resources to pursue more than one combination, if necessary.

8.

Risk Factor # 12 has been revised to provide the requested clarity.

9.

Our original Risk Factor # 21 has been eliminated as requested. A new risk factor with the same number has been added.

10.

The requested revision has been made to Management’s Discussion on page 13.

11.

The requested revision has been made to Management’s Discussion on page 13.

12.

The requested revisions have been made to our officers’ resumes on page 15.

13.

The requested revisions have been made to our officers’ resumes on page 15.

14.

The requested revision to clarify our officers’ other employment has been made on page 16.

15.

The requested footnote has been added to the Summary Compensation Table on page 17.

16.

The requested revision regarding number of shares has been made on page 17.

17.

The requested revision regarding the dollar value of transactions has been made on page 17.

18.

The requested revisions regarding consideration have been made on page 18.

19.

The requested disclosure per Item 407(a) of Regulation S-K appears on page 18.

20.

The requested revisions regarding issuance dates appear on page 20.

21.

The requested explanation of value has been added to footnote 4 to the financial statements.

22.

AP Corporate Services, Inc. (“AP”) never had a financial interest in Nevada Health Scan LLC, or in Nevada Health Scan, Inc. The proposed business of Nevada Health Scan LLC existed only as an uncapitalized business plan. The Plan of Reorganization confirmed by the Court provided that the LLC would be incorporated, its shares distributed to creditors, and that AP would have no interest in the new entity. Footnote 1 of the Financial Statements has been revised to reflect this.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel C. Masters

/s/ Dean Konstantine

Daniel C. Masters, Esq.

Dean Konstantine

Counsel to Nevada Health Scan, Inc.

President of Nevada Health Scan, Inc.